UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X ] Form 10-Q [ ] Form 10-D [ ] Form N-CEN

[ ] Form N-CSR

For Period Ended: _July 31, 2024_____________________

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

America’s Car-Mart, Inc.

Full Name of Registrant

Not applicable

Former Name if Applicable

1805 North 2nd Street, Suite 401

Address of Principal Executive Office (Street and Number)

Rogers, Arkansas 72756

City, State, Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended July 31, 2024 (the “Quarterly Report”), in the time period prescribed for such filing without unreasonable effort or expense. The Registrant is in the process of finalizing certain amendments to its revolving credit facility and warehouse loan facility, the results of which will impact the Registrant’s financial disclosures in the Quarterly Report. As a result, the Registrant needs additional time to finalize the financial disclosures that will be included in the Quarterly Report. The Registrant expects to file the Quarterly Report within the five-day extension period afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Vickie D. Judy	479	464-9944
(Name)	(Area Code)	(Telephone No.)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed in the Registrant’s press release dated September 4, 2024, announcing its earnings for the first quarter of fiscal year 2025, the Registrant expects to report in its consolidated statements of operations to be included in the Quarterly Report a decrease in total revenues of $19.0 million, or 5.2%, compared to the first quarter of fiscal year 2024, and a net loss attributable to common shareholders of $974,000, compared to net income attributable to common shareholders of $4.2 million during the first quarter of fiscal year 2024. These anticipated results are management’s current estimates and are subject to change. Actual results will be included in the Quarterly Report as filed.

Forward-Looking Information

This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, include, without limitation, the Registrant’s expectations as to the completion and execution of amendments to its revolving credit facility and warehouse loan facility. These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include the Registrant’s ability to complete and execute the amendments discussed herein, the risk that the completion and filing of the Quarterly Report will take longer than expected, and the risk that the Registrant will be unable to file the Quarterly Report within the extension period of five calendar days provided under Rule 12b-25 of the Exchange Act. The Registrant disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise, except as required by law.

America’s Car-Mart, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 10, 2024	By:	/s/ Vickie D. Judy
Vickie D. Judy
Chief Financial Officer
(Principal Financial Officer)